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                                                                   Exhibit 10.14



VIA E-MAIL AND REGULAR MAIL
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Mr. David C. Almquist
811 Grantley Court
York, PA 17403

As of July 15, 2003

Re: Employment Agreement

Dear Dave:

Reference is made to that certain letter agreement, dated July 15, 2003, relating to your employment with Genesis Health Ventures, Inc. and proposed employment with Genesis HealthCare Corporation (the "Original Letter Agreement"), which such Original Letter Agreement is hereby amended and restated in its entirety to the effect set forth below:

As you know, Genesis Health Ventures, Inc. ("GHV") is contemplating a spin-off of its eldercare business ("Spin-Off") through the creation of a new public company, Genesis HealthCare Corporation ("New Company"). This transaction may trigger your right to receive a lump-sum severance payment, under Section 5 of your current employment agreement with GHV dated November 11, 1998 and amended on November 14, 2000 and further amended on October 2, 2001 ("Current Employment Agreement"), equal to two times the sum of your Average Base Salary (as defined in your Current Employment Agreement) plus your Average Assumed Cash Incentive Compensation (as defined in your Current Employment Agreement).

If you voluntarily elect to waive your potential lump-sum severance payment and other benefits under your Current Employment Agreement and you remain employed until the Spin-Off, the New Company is willing, upon the successful completion of the Spin-Off, to:

         Make a lump-sum payment to you in the amount of $349,559 (equal to one times the sum of your Average Base Salary plus your Average Assumed Cash Incentive Compensation), due and payable upon the successful completion of the Spin-Off; and

         Continue your employment with the New Company pursuant to the terms and conditions of an employment agreement (the "New Company Employment Agreement"), such New Company Employment Agreement to take effect upon the successful completion of the Spin-Off. The material differences between the New Company Employment Agreement and your Current Employment Agreement include the following:

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David c. Almquist
July 15, 2003
Page 2


         The New Company Employment Agreement shall be with Genesis HealthCare Corp., and not GHV;

         The New Company Employment Agreement becomes effective only upon the successful completion of the Spin-Off;

         The term of your employment is extended to October 1, 2005 (with possible extensions);

         Moving the Company's principal offices is not included in the list of events that would allow you to terminate your employment for Good Reason (to be defined in the New Company Employment Agreement);

         Moving your primary place of business as of the Spin-Off more than 45 miles is included in the list of events that would allow you to terminate your employment for Good Reason;

         Payments upon termination by the Company without Cause (to be defined in the New Company Employment Agreement) or by you for Good Reason will be equal to one times the sum of your Average Base Salary plus your Average Assumed Cash Incentive Compensation (your Current Employment Agreement provides for two times such sum);

         The New Company Employment Agreement provides for a payment upon termination by you for Good Reason or by the Company without Cause within two years of a Change of Control (to be defined in the New Company Employment Agreement) of one and one-half times the sum of your Average Base Salary plus your Assumed Cash Incentive Compensation;

         Under the New Company Employment Agreement, termination payments are subject to, and conditional upon, you executing a general release of claims;

         The New Company Employment Agreement provides that the Company may assign or transfer its rights under the employment agreement to a buyer, successor, permitted assign, or affiliate; and

         The New Company Employment Agreement modifies and updates the arbitration provisions.

In addition to the consideration set forth above, subject to approval by the Compensation Committee of the Board of Directors of the New Company, you will receive 62,500 stock options in the New Company as of the latter of November 12, 2003 or five business days following the completion of the Spin-Off, you will receive an additional 62,500 stock options six months thereafter and you will receive a target bonus in the amount of $118,000 at the time of the Spin-Off. Notwithstanding anything to the contrary herein or in the New Company Employment Agreement, if you terminate your employment for Good Reason as set forth in the New Company Employment Agreement as a result of the failure to receive the stock options or bonus as contemplated in the immediately preceding sentence, you shall be bound by the restrictive covenants set forth in Section 7 of your Current Employment Agreement and not by the covenants in the New Company Employment Agreement.


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David c. Almquist
July 15, 2003
Page 3

This first amended and restated letter agreement replaces and supersedes the Original Letter Agreement in its entirety and such Original Letter Agreement shall be of no further force and effect.

If you have any questions please do not hesitate to contact me.

Very truly yours,

/s/ George V. Hager, Jr.

George V. Hager, Jr., Chief Financial Officer
On behalf of Genesis Health Ventures, Inc. and Genesis HealthCare Corporation


                  I hereby acknowledge that I understand the alternatives before me and, subject to the Spin-Off becoming effective, I voluntarily elect to waive any potential to receive a lump sum severance payment as specified above and other rights under my Current Employment Agreement, effective as of the completion of the Spin-Off.

Accepted and Acknowledged:


/s/ David C. Almquist
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David C. Almquist